Exhibit 12.1

Ratio of Income To Combined Fixed Charges And Preferred Stock Dividends
The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown:

		For the Year Ended
		December 31, 2014		December 31, 2013		December 31, 2012		December 31, 2011		December 31, 2010		December 31, 2009
		(dollars in thousands)
	Net income before taxes	589,207		362,688		327,768		$137,935		$249,161		$230,697
Add:	fixed charges (interest expense) (1)	200,430		123,856		146,781		150,787		152,236		35,083
	preferred stock dividend
	Income as adjusted	789,637		486,544		474,549		$288,722		$401,397		$265,780
	Fixed charges (interest expense) + preferred stock dividend	200,430		123,856		146,781		$150,787		$152,236		$35,083
	Ratio of income (losses) to combined fixed charges and preferred stock dividends	3.94	x	3.93	x	3.23	x	1.91	x	2.64	x	7.58	x
	Deficiency	$-		$-		$-		$-		$-		$-
	(1) Includes effect of realized losses on interest rate swaps.